EXHIBIT 16.1

■ Ernst & Young LLP 1111 Summer Street Starnford, Connecticut 06905	■ Phone: (203) 674-3000 Fax: (203) 674-3001 www.ey.com

November 7, 2005

Office of the Chief Accountant

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Commissioners:

We have read the statements made by Velocity Express Corporation (copy attached), which we understand will be filed with the United States Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of Velocity Express Corporation’s Form 8-K report dated November 4, 2005. We agree with the statements concerning our Firm in such Form 8-K.

Regarding the registrant’s statement concerning the material weaknesses and significant deficiencies in the design or operation of the Company’s internal controls, included in the fourth paragraph on page 2 therein, we had considered such matters in determining the nature, timing, and extent of procedures performed in our audit of the registrant’s 2005 and 2004 financial statements.

Very truly yours,

Attachment

A Member Practice of Ernst & Young Global

ATTACHMENT

ITEM 4.01	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On October 31, 2005, following discussions with Ernst & Young LLP (“E&Y”) and the audit committee of the board of directors of Velocity Express Corporation (the “Company”), E&Y informed the Company that it would cease serving as the Company’s auditor upon the earlier of completion of interim review for the Company’s interim period ended October 1, 2005 or upon the Company hiring new a independent registered public accounting firm.

The reports of E&Y on the financial statements of the Company as of and for the years ended July 2, 2005 and July 3, 2004 did not contain an adverse opinion or disclaimer of opinion, and were not further qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended July 2, 2005 and July 3, 2004 and through November 4, 2005, there have been no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference thereto in its reports on the Company’s financial statements for such years.

During the years ended July 2, 2005 and July 3, 2004 and through November 4, 2005, there have been no reportable events of the type described in Item 304(a)(1)(v) of Regulation S-K, except that in connection with the completion of the year-end audit for July 2, 2005 and July 3, 2004 Ernst & Young advised the Company and the Audit Committee that they noted certain matters considered to be material weaknesses and significant deficiencies in the design or operation of the Company’s internal controls that, in their judgment, could adversely affect the Company’s ability to record, process, summarize and report financial data consistent with the assertions of management in the consolidated financial statements. Specifically, Ernst & Young recommended that the Company as of July 3, 2004 improve its entity level controls by hiring key finance personnel including a Chief Financial Officer and Corporate Controller; ensure the timely preparation of accounting reconciliations and analyses; perform timely cutoff and reviews of accounts payable; and fully reconcile cash applications on a timely basis for its accounts receivable balance. In connection with the preparation of the Company’s consolidated financial statements for the year ended July 2, 2005, Ernst & Young recommended that the Company needs to fully reconcile cash applications on a timely basis related to its accounts receivable accounts and hire additional finance staff so that the Company is able to prepare financial statements in a timely manner.

The Company has requested that E&Y furnish it with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements.

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